UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

Commission File Number 000-22286
Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

Italy House, Euro Park, Yakum 60972, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

After the close of business on November 30, 2009, Taro Pharmaceutical Industries Ltd. (“Taro” or the “Company”) received a notice advising that Sun Pharmaceutical Industries Ltd. (“Sun”), intended to exercise as of December 1, 2009, the record date for Taro’s Annual General Meeting of shareholders of Taro that will be held on December 31, 2009, Warrant No. 2 (the “Warrant”), issued by Taro to Sun in connection with the original merger agreement in 2007, to purchase 3,787,500 ordinary shares of Taro.  Taro has advised Sun that neither the exercise of the Warrant nor the issuance of shares pursuant thereto could take place, based upon the written opinion of Israeli counsel that such exercise and issuance would appear to violate an order of the Supreme Court of the State of Israel (the “Order”) and further would appear to require the consent of the Israel Land Authority and possibly other governmental authorities.  The Supreme Court of Israel issued the Order on September 1, 2008 in connection with Taro’s ongoing litigation against Sun concerning the application of Israel’s special tender offer rules to Sun’s pending tender offer for Taro shares.

The shares underlying the Warrant were not paid for, were not issued and are not considered outstanding for purposes of the record date of the upcoming Annual General Meeting.

On December 2, 2009, Sun filed with the Securities and Exchange Commission Amendment No. 8 (the “Amendment”) to its Schedule 13D originally filed on July 3, 2007.  Sun noted in the Amendment that Taro “refused to issue” the shares underlying the Warrant; however, Sun excluded from its Amendment the language of the Order of the Supreme Court of Israel which provides (convenience translation from Hebrew) that Sun “must refrain from taking any action to further [its] tender offer for the purchase of [Taro’s] shares, and the current situation in the Company will be preserved, until a decision on the appeal itself is issued.” (emphasis added)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 4, 2009

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Tal Levitt
	Name:	Tal Levitt
	Title:	Director and Secretary